Exhibit 99.2

Ganji Founder to Stepdown as Co-Chairman of 58.com Board of Directors

BEIJING, China, February 25, 2016/PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com”), China’s largest online marketplace serving local merchants and consumers, today announced that Mr. Mark Haoyong Yang, the founder, former Chairman and CEO of Ganji.com, has resigned from his position as Co-Chairman and Director of 58.com’s Board of Directors (“the Board”).

In November 2015, Mr. Yang was appointed as Chairman and CEO of Guazi.com Inc. (“Guazi”), which operates 58.com’s consumer-to-consumer (C2C) used car trading platform. Going forward, Mr. Yang will dedicate his time and attention to managing Guazi’s rapid growth. 58.com has approximately 46% equity interest in Guazi.

Mr. Michael Jinbo Yao, Chairman and CEO of 58.com commented, “I’d like to thank Mark for his valuable contribution to the Board over the past seven months as we jointly worked to strengthen 58.com’s innovative business and take advantage of the large and growing number of mobile users in China. I look forward to working with him closely in his role as CEO of Guzai as it seeks to benefit from the significant growth opportunities in the rapidly transforming and growing used car market in China. I am confident in his ability to drive long-term growth for Guazi and increase shareholder value.”

Mr. Yang commented, “China’s rapidly growing used car market presents unlimited opportunities and I look forward to continuing to work closely with Michael to drive growth in this important category in the coming years.”

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com